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                                                          [ARTHUR ANDERSEN LOGO]

SOUTHTRUST FUNDS

Investment Company Act of 1940
Rule 17f-2
April 30, 2000

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
                   UNITED STATES
         SECURITY AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549                           OMB APPROVAL
                                                      OMB NUMBER:           3235-0360
                   FORM N-17F-2                       EXPIRES:          JULY 31, 1994
                                                      ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar   HOURS PER RESPONSE .....   0.05
           Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

      811-06580                                             4-30-00

2. State identification Number:

AL            AK            AZ            AR            CA            CO
CT            DE            DC            FL            GA            HI
ID            IL            IN            IA            KS            KY
LA            ME            MD            MA            MI            MN
MS            MO            MT            NE            NV            NH
NJ            NM            NY            NC            ND            OH
OK            OR            PA            RI            SC            SD
TN            TX            UT            VT            VA            WA
WV            WI            WY            PUERTO RICO
OTHER (specify):

3. Exact name of investment company as specified in registration statement:

         SOUTHTRUST FUNDS

4. Address of principal executive office (number, street, city, state, zip code):

Federated Investors Tower, Pittsburgh, PA 15222-3779

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                                                          [ARTHUR ANDERSEN LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of the SouthTrust Funds:

We have examined management's assertion about the SOUTHTRUST FUNDS (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. The SouthTrust Funds include the Bond Fund, U.S. Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Tax-Free Income Fund. Management is responsible for the Funds' compliance with the requirements of the Act. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2000 and for the period from January 31, 2000 (the date of the last examination), through April 30, 2000 with respect to agreement of security purchases and sales:

         - Confirmation of all securities held by institutions in book entry form (the Federal Reserve, the Depository Trust Company, and Mellon Bank of New York);

         - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

         - Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, N.A., the Custodian;

         - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank, N.A. records; and

         - Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above (since the date of our last examination) from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


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In our opinion, management's assertion that the SouthTrust Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2000 with respect to securities reflected in the investment account of the SouthTrust Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the SouthTrust Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                             /S/ Arthur Andersen LLP

Birmingham, Alabama
May 30, 2000


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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of the SouthTrust Funds (the "Funds"), the investment company, and SouthTrust Bank, N.A., the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2000 and for the period from January 31, 2000 (the date of the last examination) through April 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2000, and for the period from January 31, 2000 (the date of the last examination) through April 30, 2000, with respect to securities reflected in the investment account of the Funds.

SouthTrust Funds                                       SouthTrust Bank, N.A.


By: /s/ Beth Broderick                      By: /s/ Roger L. Brown
   -------------------------------------       ---------------------------------
    Beth Broderick                              Roger L. Brown
    Vice President & Assistant Treasurer        Senior Vice President

Birmingham, Alabama
May 30, 2000